KIRKLAND LAKE GOLD ANNOUNCES STRATEGIC ALLIANCE WITH NEWMONT CANADA FOR
EXPLORATION OPPORTUNITIES AROUND HOLT COMPLEX AND NEWMONT'S TIMMINS PROPERTIES

Toronto, Ontario - August 17, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL)(ASX:KLA) today announced that the Company and its wholly-owned indirectly held subsidiary St Andrew Goldfields Ltd. have entered into a strategic alliance agreement (the "Agreement") with Newmont Canada FN Holdings ULC ("Newmont") with respect to exploration and development opportunities around the Company's Holt Complex and Newmont's properties in Timmins, Ontario.

Under terms of the Agreement, Newmont will pay Kirkland Lake Gold US$75 million to acquire an option (the "Option") on certain mining and mineral rights related to the Company's Holt Mine property.  The Agreement also includes a commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions in the region where they may be able to cooperate in the future to advance projects and create value for both companies. Under terms of the Agreement, the Option may be terminated by the Company upon the assumption of certain liabilities related to the Holt Mine property. Kirkland Lake Gold will act as manager of Strategic Alliance activities. Ownership of all infrastructure on the Holt Mine property, including the Holt Mill, is retained by Kirkland Lake Gold, and the Option does not involve the other Holt Complex assets, including the Holloway and Taylor mines.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to the ability to increase exploration in the region pursuant to the Agreement, planned exploration programs, costs and expenditures, potential opportunities for growth and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2019 and June 30, 2020 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.